UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐ ☐ Form C: Offering Statement
☐ ☐ Form C-U: Progress Update
☐ ☐ Form C/A: Amendment to Offering Statement
    ☐ ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ ☑ Form C-AR: Annual Report
☐ ☐ Form C-AR/A: Amendment to Annual Report
☐ ☐ Form C-TR: Termination of Reporting

Name of issuer
First Fright LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Illinois

    Date of organization
    April 7, 2022

Physical address of issuer
1348 Sunrise Lane, Gurnee, IL 60031

Website of issuer
http://www.jakejarvi.com/

Name of co-issuer
Spook House Horror Film I

Legal status of co-issuer

    Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 22, 2022

Physical address of co-issuer
4104 24th Street, PMB 8113, San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$25,771.82	$0.00
Cash & Cash Equivalents	$25,771.82	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

July 25, 2023

FORM C-AR

First Fright LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by First Fright LLC, a Illinois Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.jakejarvi.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future

in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The

Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

First Fright LLC (the "Company") is a Illinois Limited Liability Company, formed on April 7, 2022.

The Company is located at 1348 Sunrise Lane, Gurnee, IL 60031.

The Company's website is http://www.jakejarvi.com/.

The information available on or through our website is not a part of this Form C-AR.

Spook House Horror Film I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on June 22, 2022.

The Co-Issuer is located at 4104 24th Street, PMB 8113, San Francisco , CA 94114.

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Spook House is a film tailor-made lor today's horror marketplace delivering everything that high profile streamers and genre-focused physical media companies are looking to acquire. The seasonal setting demands annual revisitation from viewers and encourages strong word of mouth groundswell on viewers' socials. In five years we'd love to still be telling genre stories with high ambition at low budgets laser-focused on the streaming marketplace to reward loyal investors with a quick return of investment and a fun product they're proud to be a part of.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jacob Jarvi who are President, Secretary, CEO, CFO of the Company. The Company has or intends to enter into employment agreements with Jacob Jarvi although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jacob Jarvi or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jacob Jarvi in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jacob Jarvi die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business

prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Spook House is a film tailor-made lor today's horror marketplace delivering everything that high profile streamers and genre-focused physical media companies are looking to acquire. The seasonal setting demands annual revisitation from viewers and encourages strong word of mouth groundswell on viewers' socials. In five years we'd love to still be telling genre stories with high ambition at low budgets laser-focused on the streaming marketplace to reward loyal investors with a quick return of investment and a fun product they're proud to be a part of.

Business Plan - The Company

The Company is committed to bringing the best entertainment experience to its customers through its unique style of motion picture storytelling. The Company's business strategy leverages its unique ability to design and develop its own original IP to provide its customers with stories that they can't experience anywhere else. The Company will rely on the work of talent professionals in their own field of specialty to raise the caliber of our project and deliver the best looking and sounding product with an eye toward delivery to the horror-specific streaming marketplace.

Business Plan - The Co-Issuer

Spook House Horror Film I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- • Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- • Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- • Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- • Will maintain the same fiscal year-end as the Company;
- • Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- • Will seek instructions from the holders of with regard to:
  - ▢ If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - ▢ Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- • Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- • Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- • Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

N/A

Streaming

Competition

The Company's primary competitors are Other independent film production companies.

We have produced a product that now must be presented to distribution companies and licensed for territorial distribution in the theatrical, physical media, and streaming marketplaces.

Supply Chain and Customer Base

We have no suppliers, the product is a copyrightable work of art.

Our customers are individual consumers of our content as well as advertisers eager to connect with such consumers.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

Not applicable.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 1348 Sunrise Lane, Gurnee, IL 60031

The Company has the following additional addresses:

The Company conducts business in United States.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jacob Jarvi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, CEO, CFO 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

First Fright LLC Director/Writer/Editor/Producer/ VFX April 2022-Present RS Music, LLC Head of video production and video editing 2017-Present

Education

Graduate Lake Forest High School.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jacob Jarvi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, CEO, CFO 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

First Fright LLC Director/Writer/Editor/Producer/ VFX April 2022-Present RS Music, LLC Head of video production and video editing 2017-Present

Education

Graduate Lake Forest High School.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in Illinois .

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Revenue Participation Agreement
Amount outstanding	2
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	None
Name of creditor	N/A
Amount outstanding	$0.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Revenue Participation Agreement	2	$169,999.00	$8,024.92 went to pay for Wefunder percentage-based fee. The remaining proceeds have gone into preproduction, production, post production, and marketing of making a feature film.	June 23, 2022	Regulation CF
LLC/Membership Interests	500		General Operations	April 1, 2022	Section 4(a)(2)

Ownership of the Company

The Company is owned by Jacob Jarvi.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jacob Jarvi	100.0%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2023)

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Our company was organized in April 2022 and has limited operations upon which prospective investors may base an evaluation of its performance. • Revenues & Gross Margin, For the period ended May 3, 2022, the Company had revenues. of $0, Out gross. margin was%. •Assets - As of May 3, 2022, the Company had total assets of $2,150, including$2,150 in cash. • Net Loss - The Company has had net losses of $350 for 2022. • Liabilities - The Company's liabilities totaled $0 for 2022.

The Company intends to create a sellable product over the next 12 months but is not projected to achieve profitability until sometime in 2024.

Liquidity and Capital Resources

On June 16, 2022 the Company received an investment of $20,000.00 from Happy Dance Productions, Inc. On June 23, 2022 the Company conducted an offering pursuant to Regulation CF and raised $106,999.00. On August 2, 2022 the Company received an additional investment of $43,000.00 from Happy Dance Productions, Inc.

The Company does not have any additional sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Jacob Jarvi
Relationship to the Company	President, Secretary, CEO, CFO
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan
Related Person/Entity	Jacob Jarvi
Relationship to the Company	President, Secretary, CEO, CFO
Total amount of money involved	$500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Price Round

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jacob Jarvi
_____
(Signature)

Jacob Jarvi
_____
(Name)

President, Secretary, CEO, CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
_____
(Signature)

_____
(Name)

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jacob Jarvi
_____
(Signature)

Jacob Jarvi
_____
(Name)

President, Secretary, CEO, CFO
_____
(Title)

7/25/23
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

FIRST FRIGHT LLC
BALANCE SHEET
7/24/2023

ASSETS

CURRENT ASSETS

Cash:	$25,771.82
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$25,771.82**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$0.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS: **$25,771.82**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$0.00
Accrued Wages:	$6,532.35
Accrued Payroll Taxes:	$229.50
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$6,761.85**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$2,500.00
Net Income:	$0.00
TOTAL EQUITY:	**$2,500.00**

TOTAL LIABILITIES & EQUITY: **$9,261.85**

Please make sure that Total Assets equal Total Liabilities and Equity in your balance sheet. If the difference the two sides of the balance sheet is greater than 0, please review the values entered.

TOTAL ASSETS: **$25,771.82**
-
TOTAL LIABILITIES & EQUITY: **$9,261.85**

$16,509.97